     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON JANUARY 12, 1998,
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Berger Holdings, Ltd.
                         ------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------

                         (Title of Class of Securities)

                                   084037 40 7
                         ------------------------------

                                 (CUSIP Number)

                               JOHN P. KIRWIN, III
                        Argosy Investment Partners, L.P.
                        950 West Valley Road, Suite 2902
                            Wayne, Pennsylvania 19087
                                 (610) 971-9685
                         ------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 1998
                         ------------------------------

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 084037 40 7
---------------------------------------------------------------------

1. Name of Reporting Person and I.R.S. Identification Number

   Argosy Investment Partners, L.P. - Taxpayer I.D. #23-2894403
----------------------------------------------------------------------

2. Check the Appropriate Row if a Member of a Group (See Instructions)

       (a)      N/A
       (b)      N/A
----------------------------------------------------------------------

3. SEC Use Only


----------------------------------------------------------------------

4. Source of Funds

   WC
----------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

   N/A
----------------------------------------------------------------------

6. Citizenship or Place of Organization

   Pennsylvania
----------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power          Total of 412,935 shares of Common Stock, as
                              follows:

                              352,935 shares of Common Stock, receivable upon conversion of 15,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") at any time; plus

                              60,000 shares of Common Stock, receivable upon exercise of warrant at any time prior to January 2, 2003.

8. Shared Voting Power        N/A

9. Sole Dispositive Power     Total of 412,935 shares of Common Stock, as
                              follows:

                              352,935 shares of Common Stock, receivable upon conversion of 15,000 shares of Preferred Stock at any time; plus

                              60,000 shares of Common Stock, receivable upon exercise of warrant at any time prior to January 2, 2003.

10. Shared Dispositive Power  N/A
----------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    Total of 412,935 shares of Common Stock, as follows:

    352,935 shares of Common Stock, receivable upon conversion of 15,000 shares of Preferred Stock at any time; plus

    60,000 shares of Common Stock, receivable upon exercise of warrant at any time prior to January 2, 2003.
-----------------------------------------------------------------------

12. Check if Aggregate Amount in Row (11) Excludes Certain Shares

    N/A

-----------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

    7.9%
-----------------------------------------------------------------------

14. Type of Reporting Person

    PN
-----------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D is filed in connection with the beneficial ownership of the $.01 par value Common Stock (the "Common Stock") of Berger Holdings, Ltd., a Pennsylvania corporation (the "Issuer"). The address of the principal executive office of the Issuer is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.


ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Argosy Investment Partners, L.P., a Pennsylvania limited partnership (the "Partnership"). The Partnership is a small business investment company licensed by the United States Small Business Administration. The principal business of the Partnership is to realize capital appreciation by investing in securities of qualified small business concerns. The address of the principal business and principal office of the Partnership is 950 West Valley Road, Suite 2902, Wayne, Pennsylvania 19087.

         Pursuant to Instruction C of Schedule 13D, the following information is provided with respect to the general partner of the Partnership. Argosy Associates, L.P., is the general partner of the Partnership (the "General Partner"). The business of the General Partner is to act as general partner of Partnership. The address of the principal business and principal office of the General Partner is 950 West Valley Road, Suite 2902, Wayne, Pennsylvania 19087.

         Neither the Partnership nor the General Partner has ever, including during the last five years, been convicted in a criminal proceeding. Neither the Partnership nor the General Partner has ever, including during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which such proceeding is or was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 2, 1998, the Partnership (i) purchased for $500,000 the Issuer's 12.25% Debenture in the original principal amount of $500,000 (the "Debenture"), (ii) received a Stock Purchase Warrant to purchase 60,000 shares of the Common Stock of the Issuer (the "Warrant"), and (iii) purchased 15,000 shares of the Series A Convertible Preferred Stock of the Issuer for $1,500,000 (the "Preferred Stock"). These purchases were made with working capital of the Partnership.

ITEM 4. PURPOSE OF TRANSACTION.

         The Partnership purchased the Debenture, the Warrant, and the Preferred Stock for purposes of investment. The Partnership is entitled, together with the other holder of the Preferred Stock, to elect two directors of the Issuer, and it is intended that the Partnership shall select one such director. The Articles of Incorporation of the Issuer, as amended, provide that in the event that the Issuer fails to pay four consecutive Preferred Stock dividends, the holders of the Preferred Stock, as a class, may elect a majority of the Board of Directors of the Issuer. Neither the Partnership nor the General Partner has any intention of changing or influencing the control of the Issuer other than as set forth above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         After the purchase reported herein, the Partnership beneficially owns 412,935 shares of Common Stock of the Issuer, which such shares the Partnership has the sole power to vote and the sole power to dispose. Such shares represent 7.9% of the outstanding Common Stock of the Issuer. The Partnership does not have any other ownership, voting, or dispositive power with respect to any Common Stock of the Issuer. The Partnership has not, during the last 60 days, acquired any other Common Stock of the Issuer.

         The General Partner, individually, does not beneficially own any shares of Common Stock of the Issuer. The General Partner, individually, does not have any ownership, voting, or dispositive power with respect to any Common Stock of the Issuer. The General Partner, individually, has not, during the last 60 days, acquired any Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer to which the Partnership or the General Partner are a party, except as herein described. As a party to that certain Registration Rights Agreement dated January 2, 1998, the holders of the Preferred Stock agreed that no holder would solicit proxies from any of the Issuer's shareholders for any purpose or, other than with the holder's own affiliates, act as a member of a group with any other holders of the Issuer's Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The Articles of Amendment of the Articles of Incorporation of the Issuer filed in the Commonwealth of Pennsylvania on December 30, 1997, are attached hereto as Exhibit A.



              [The balance of this page intentionally left blank.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


                            The Partnership:
                            ARGOSY INVESTMENT PARTNERS, L.P.

                            By: Argosy Associates, L.P., its general partner
                            By: Argosy Associates, Inc., its general partner

                            By: /s/ John P. Kirwin, III
                                ----------------------------------------------
                                John P. Kirwin, III


                            General Partner:
                            Argosy Investment Associates, L.P.

                            By: Argosy Associates, Inc., its General Partner


                            By:  /s/ John P. Kirwin, III
                                 ---------------------------------------------
                                 John P. Kirwin, III

                        STATEMENT WITH RESPECT TO SHARES

                                       OF

                              BERGER HOLDINGS, LTD.

         RESOLVED, that pursuant to the powers expressly delegated to the Board of Directors by Article 6 of the Articles of Incorporation of the Corporation, as amended, the Corporation hereby establishes and designates one series of preferred stock and fixes and determines as set forth herein the relative rights and preferences thereof as follows:

         SECTION 1. DESIGNATION. There shall be established a series of preferred stock, which shall consist of 40,000 shares of the authorized preferred stock and shall be designated Series A Convertible Preferred Stock (herein referred to as the "Preferred Stock").

         SECTION 2. DIVIDENDS.

                  (A) The holders of Preferred Stock shall be entitled to receive dividends (the "Preferred Dividend") payable in cash at the rate of $10.00 per share per annum or such rate as modified under Section 2(b) herein (the "Dividend Rate") on a cumulative basis from the actual date of original issue of each share of Preferred Stock (the "Original Issue Date"), whether or not declared, out of funds legally available therefor, payable quarterly in arrears on the first day of each February, May, August, and November in each year (each a "Dividend Payment Date"). Payments shall commence on the first such date to occur after the Original Issue Date. Each such Preferred Dividend shall be payable to the holders of record of the Preferred Stock at the close of business on the preceding December 31, March 31, June 30, and September 30, respectively. Each dividend shall be declared by the Board of Directors no more than fifteen (15) days prior to its respective record date. Payments shall equal $2.50 per share on each Dividend Payment Date or such lesser amount as shall result from any proration in respect of any partial quarterly period. The amount of Preferred Dividends payable upon the occurrence of any event described in Sections 3, 5 or 7 hereof shall be computed by multiplying the applicable Dividend Rate by a fraction, the numerator of which shall be the number of days since the preceding Dividend Payment Date to the date of payment of such partial Preferred Dividend and the denominator of which shall be 360.

                  (B) Beginning on the fifth anniversary of the Original Issue Date, the Dividend Rate shall be adjusted by increasing the Dividend Rate to $20.00 per share per annum, with the quarterly Preferred Dividend being increased to $5.00 per share.

                  (C) So long as any of the shares of Preferred Stock are outstanding, no dividends (other than dividends or distributions paid in shares of or options, warrants or rights to subscribe for or purchase shares of Common Stock) shall be declared or paid or set apart for payment by the Corporation or other distribution of cash or other property declared or made directly or indirectly by the Corporation or any affiliate or any person acting on behalf of the Corporation or any of its affiliates with respect to any shares of Common Stock or other capital stock over which the Preferred Stock has preference or priority in the payments of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation ("Junior Stock"), nor shall any shares of Junior Stock be redeemed, purchased or otherwise acquired (other than a (i) purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Corporation or any subsidiary or (ii) the purchase of up to 125,000 shares of Common Stock (as adjusted for stock splits or stock dividends) pursuant to the "Put Option" contained in the Asset Purchase Agreement dated as of

December 3, 1997, by and among the Corporation and the parties thereto) for any consideration (or any moneys be paid to or made available for a sinking-fund for the redemption of any shares of any such stock) directly or indirectly by the Corporation or any affiliate or any person acting on behalf of the Corporation or any of its affiliates (except by conversion into or exchange for Junior Stock), nor shall any other cash or other property otherwise be paid or distributed to or for the benefit of any holder of shares of Junior Stock in respect thereof, directly or indirectly, by the Corporation or any affiliate or any person acting on behalf of the Corporation or any of its affiliates unless in each case (x) the full Preferred Dividends (including all accumulated, accrued and unpaid dividends) on all outstanding shares of Preferred Stock shall have been paid or such dividends have been declared and set apart for payment for the current dividend periods with respect to the Preferred Stock and (y) sufficient funds shall have been paid or set apart for the payment of the full Preferred Dividend for the current dividend period with respect to the Preferred Stock.

                  (D) If and whenever a quarterly Preferred Dividend is not paid on a Dividend Payment Date (whether or not declared), then the amount of such Preferred Dividend remaining in arrears and unpaid from time to time shall bear interest from such Dividend Payment Date until the date it is paid in full at an annual rate equal to ten percent (10%). Interest payable in respect of Preferred Dividends which are in arrears shall be computed on the basis of twelve (12) 30
- day months and a 360-day year. No payment shall be applied to the Preferred Dividend due on a Dividend Payment Date unless and until all arrears, including interest thereon, with respect to accumulated, accrued but unpaid Preferred Dividends shall have been paid.

         SECTION 3. LIQUIDATION, DISSOLUTION, OR WINDING UP.

                  (A) In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Preferred Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of the Corporation's capital stock of all classes and before any sums shall be paid or any assets distributed among the holders of shares of any other class or series of capital stock of the Corporation, including Common Stock, an amount per share equal to One Hundred Dollars ($100.00) plus an amount equal to all the accrued but unpaid Preferred Dividends (whether or not declared), and the amount equal to all interest, if any, on any Preferred Dividends in arrears, in each case to the date of final distribution to such holders (the "Preference Amount"). Until the holders of the Preferred Stock have been paid the Preference Amount in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Corporation. If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of the Preferred Stock of the Preference Amounts, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the Preference Amount each such holder is otherwise entitled to receive. After payment of the Preference Amount shall have been made in full to the holders of the Preferred Stock or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of holders of the Preferred Stock so as to be available for such payment, holders of the Preferred Stock shall not be entitled to participate in the distribution of any remaining assets of the Corporation.

                  (B) Any consolidation, merger or a statutory share exchange (other than a (i) merger with a wholly-owned subsidiary of the Corporation, (ii) or a mere reincorporation transaction, or (iii) a merger pursuant to which the Corporation is the surviving entity and the capitalization of the Corporation remains unchanged) in which the outstanding shares of capital stock of the Corporation are exchanged for securities or other consideration of or from another corporation, or a sale of all or substantially all the assets or stock of the Corporation, shall be deemed to be a liquidation, dissolution, or winding up of the affairs of the Corporation within the meaning of this
Section 3, and shall entitle the holders of the Preferred Stock to receive on the effective date of such event the Preference Amount, in cash, securities or other property; provided, however, that any such event shall not be so regarded as a liquidation, dissolution, or winding up of the affairs of the Corporation with respect to the Preferred Stock if the holders of seventy-five percent (75%) of the outstanding shares of the Preferred Stock approve such event or elect not to have any such event deemed to be a liquidation, dissolution, or winding up of the affairs of the Corporation by giving written notice thereof to the Corporation at least ten (10) days prior to the effective date of such event.

                  (C) Whenever the distribution provided for in this Section 3 shall be paid in property other than cash, the value of such distribution shall be the fair value thereof determined in good faith by the Board of Directors of the Corporation.

         SECTION 4. VOTING RIGHTS.

                  (A) Except as otherwise required by law, or as specifically provided herein, the holders of Preferred Stock shall have full voting rights and powers, and the holders of shares of Preferred Stock and Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders of the Corporation; provided, however, that solely with respect to the right to elect and remove directors, the holders of Preferred Stock shall not be entitled to vote pursuant to this Section 4(a), but the provisions of
Section 4(b) and (c) shall govern the rights of the holders of Preferred Stock with respect to the election or removal of directions. In any vote pursuant to the preceding sentence, each holder of Preferred Stock shall be entitled to that number of votes equal to the number of shares of Common Stock which would be issuable upon conversion of such shares of Preferred Stock, as provided in
Section 5(a) hereof (the "As Converted Number of Shares") of such holder (with fractional shares rounded up or down to the nearest whole number) at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

                  (B) The holders of the Preferred Stock, voting separately as one class, shall have the exclusive and special right at all times to elect two
(2) directors (the "Preferred Directors") to the Board of Directors of the Corporation provided, however, that so long as any shares of Preferred Stock are outstanding, the Board of Directors shall not consist of more than nine (9) members. The Preferred Directors shall be elected by the vote of the holders of seventy-five percent (75%), and removed by the vote of the holders of seventy-five percent (75%), of the shares of Preferred Stock then outstanding. The right of holders of the Preferred Stock contained in this Section 4(b) may be exercised either at a special meeting of the holders of Preferred Stock or at any annual or special meeting of the stockholders of the Corporation, or by written consent of such holders in lieu of a meeting. Upon the written request of the holders of record of at least a majority of the Preferred Stock then outstanding, the Secretary of the Corporation shall call a special meeting of the holders of Preferred Stock for the purpose of (i) removing any Preferred Director elected pursuant to this Section 4(b) and/or (ii) electing director(s) to fill a vacancy of the directorship authorized to be filled by the holders of Preferred Stock pursuant to this Section 4(b). Such meeting shall be held at the earliest practicable date.

At any meeting held for the purpose of electing or removing a Preferred Director, the presence, in person or by proxy, of the holders of record of seventy-five percent (75%) of the Preferred Stock then outstanding shall be required to constitute a quorum of the Preferred Stock for such election.

A vacancy in the directorship to be elected by the holders of Preferred Stock pursuant to this Section 4(b) may be filled only by vote or written consent in lieu of a meeting of the holders of seventy-five percent (75%) of the shares of Preferred Stock then outstanding and may not be filled by the remaining directors.

                  (C) If and whenever four (4) quarterly dividends (whether or not consecutive) payable on the Preferred Stock shall be in arrears (which shall, with respect to any such quarterly dividend, mean that any such dividend has not been paid in full), whether or not earned or declared, the number of directors then constituting the Board of Directors shall be increased to a number which allows for holders of the Preferred Stock to elect a majority of the entire Board of Directors at a special meeting of stockholders called as hereinafter provided. Whenever all arrears in dividends on the Preferred Stock (together with interest on dividends in arrears pursuant to Section 2(d) above) shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Preferred Stock to elect such additional directors shall cease (but subject always to the same provision of the vesting of such special voting rights in the case of any similar future arrearages in four (4) quarterly dividends), and the terms of office of all persons elected as additional directors by the holders of the Preferred Stock pursuant to this
Section 4(c) shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly. At any time after such additional voting power shall have been so vested in the holders of the Preferred Stock, the Secretary of the Corporation may, and upon the written request of any holder of Preferred stock (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Preferred Stock for the election of the additional directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the Bylaws of the Corporation for a special meeting of the stockholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within twenty (20) days after receipt of any such request, then any holder of Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation. The additional Preferred Directors elected at any special meeting shall hold office until the next annual meeting of the stockholders or special meeting held in lieu thereof if such office shall not have previously terminated as above provided. If any vacancy shall occur among the additional Preferred Directors, a successor shall be elected by the Board of Directors, upon the nomination of the then remaining Preferred Directors or the successor of such remaining directors, to serve until the next annual meeting of the stockholders or special meeting held in place thereof if such office shall not have previously terminated as above provided.

         SECTION 5. CONVERSION RIGHTS. The holders of the Preferred Stock shall have the following conversion rights:

                  (A) RIGHT TO CONVERT. Each share of Preferred Stock shall be convertible at any time, and from time to time, at the option of the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing One Hundred Dollars ($100.00) (the "Numerator") by the Conversion Price (as defined below) in effect at the time of conversion. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Preferred Stock without the payment of additional consideration by the holder thereof (the "Conversion Price") initially shall be Four and 25/100 Dollars ($4.25). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The conversion rights of the holders of Preferred Stock shall terminate (i) in the event of a liquidation of the Corporation, at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of



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

Preferred Stock; and (ii) in the event shares of Preferred Stock are called for redemption pursuant to Section 7 hereof, at the close of business on the Redemption Date (as defined in Section 7(a) below), unless the Corporation shall default in making payment in full of the Redemption Price.

                  (B) ADJUSTMENT TO CONVERSION PRICE UPON OCCURRENCE OF EXTRAORDINARY COMMON STOCK EVENT. Upon the happening of an Extraordinary Common Stock Event (as hereinafter defined), the Conversion Price for the Preferred Stock, simultaneously with the happening of such Extraordinary Common Stock Event, shall be adjusted by multiplying the then-effective Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such Extraordinary Common Stock Event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such Extraordinary Common Stock Event, and the product so obtained thereafter shall be the Conversion Price for the Preferred Stock. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive Extraordinary Common Stock Event(s). "Extraordinary Common Stock Event" shall mean (i) the issuance of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) a stock split or subdivision of outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a reverse stock split or combination of outstanding shares of Common Stock into a smaller number of shares of Common Stock.

                  (C) RECAPITALIZATION OR RECLASSIFICATION. If the Common Stock issuable upon the conversion of the Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for in
Section 5(b) hereof, or a reorganization, merger, share exchange, consolidation, or sale of assets provided for in Section 5(d) hereof), then and in each such event the holder of each share of Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such recapitalization, reclassification, or other change by holders of the number of shares of Common Stock into which such share of Preferred Stock might have been converted immediately prior to such recapitalization, reclassification, or change, all subject to further adjustment as provided herein.

                  (D) CAPITAL REORGANIZATION, MERGER, SHARE EXCHANGE, CONSOLIDATION, OR SALE OF ASSETS. If at any time or from time to time there shall be a capital reorganization of the Common Stock, including a merger, share exchange, consolidation, or sale of all or substantially all of assets of the Corporation (other than a subdivision or combination of shares or stock dividend provided for in Section 5(b) hereof or a recapitalization or reclassification provided for in Section 5(c) hereof), then, as a part of such reorganization, provision shall be made so that the holders of the Preferred Stock thereafter shall be entitled to receive, upon conversion of each share of the Preferred Stock, the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such capital reorganization would have been entitled to receive. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Preferred Stock after the reorganization to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and the number of shares acquired upon conversion of the Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable. Notwithstanding the foregoing, in the case of a consolidation, merger, share exchange, or sale of all or substantially all the assets of the Corporation, the provisions of Section 3(b) shall apply to the Preferred Stock, and this Section 5(d) shall not apply, unless, as provided in Section 3(b) the holders of seventy five percent (75%) of the outstanding shares of Preferred Stock elect that



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

such event shall not be deemed to be a liquidation, dissolution, or winding up of the affairs of the Corporation.

                  (E) CERTAIN DILUTIVE ISSUES.

                           (I) SPECIAL DEFINITIONS. For purposes of this
Section 5(e), the following definitions apply:

                                    (1) "Options" shall mean rights, options, or
          warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (as defined below), except for (A) currently exercisable options and warrants to purchase an aggregate of 1,539,248 shares of Common Stock outstanding on the Original Issue Date (the "Outstanding Options"); (B) options to purchase an aggregate of 1,270,000 shares of Common Stock granted or provided for but not exercisable as of the Original Issue Date (the "Agreed Options"), (C) rights or options to acquire up to an aggregate of 250,000 shares of Common Stock which may be granted to employees, directors or consultants to the Corporation at an exercise price of no less than the Fair Market Value (as defined in Section 5(h) below) on the date of grant (the "Future Options") and (D) warrants to purchase an aggregate of 350,000 shares of Common Stock granted and reserved for issuance on the Original Issue Date (the "Current Warrants").

                                    (2) "Convertible Securities" shall mean any
          evidences of indebtedness, shares of stock (other than Common Stock and Preferred Stock) or other securities convertible into or exchangeable for Common Stock.

                                    (3) "Additional Shares of Common Stock"
          shall mean all shares of Common Stock issued (or deemed to be issued pursuant to Section 5(e)(iii)) by the Corporation after the Original Issue Date, other than shares of Common Stock issued or issuable upon
          (i) upon conversion of shares of Preferred Stock or as a dividend or distribution on Preferred Stock, (ii) upon the exercise of the Outstanding Options; (iii) upon the exercise of the Agreed Options,
          (iv) upon the exercise of any Future Options, or (v) upon the exercise of the Current Warrants.

                              (II) NO ADJUSTMENT OF CONVERSION PRICE. Any
provision herein to the contrary notwithstanding, no adjustment in the number of shares of Common Stock into which shares of Preferred Stock is convertible shall be made, by adjustment in the Conversion Price, unless the consideration per share (determined pursuant to Section 5(e)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to, the issue of such Additional Shares of Common Stock.

                              (III) ISSUE OF OPTIONS AND CONVERTIBLE SECURITIES.
In the event the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 5(e)(v) hereof) of such Additional Shares of Common Stock would be less than the Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

                           (1) no further adjustments in the Conversion Price
shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

                           (2) if such Options or Convertible Securities by
their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation, or decrease or increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities, provided, however, that no such adjustment of the Conversion Price shall affect Common Stock previously issued upon conversion of shares of Preferred Stock;

                           (3) upon the expiration of any such Options or any
rights of conversion or exchange under such Convertible Securities that shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

                                (A) in the case of Convertible Securities
or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

                                (B) in the case of Options for Convertible
Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 5(e)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

                           (4) no readjustment pursuant to Section 5(e)(iii)(2)
or (3) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (a) the Conversion Price prior to the initial adjustment to which the readjustment applies, or (b) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the date of the initial adjustment date and such readjustment date; and

                           (5) in the event of any change in the number of
shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment which was initially made upon the issuance of such unexercised Option or unconverted Convertible Security, been made upon the basis of such subsequent change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Option or Convertible Security.

                               (IV) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE
OF ADDITIONAL SHARES OF COMMON STOCK. In the event the Corporation at any time after the Original Issue Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(e)(iii)), without consideration or for a consideration per share less than the Conversion Price in effect on the date of and immediately prior to such issue, then and in such event, the Conversion Price shall be reduced to a price (calculated to the nearest cent) determined by multiplying the then current Conversion Price by a fraction the numerator of which shall be the sum of

                                    (A) the number of shares of Common Stock
outstanding  immediately prior to such issue, plus

                                    (B) the number of shares of Common Stock
which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price in effect immediately prior to such issuance and the denominator of which shall be the sum of

                                    (X) the number of shares of Common Stock
outstanding immediately prior to such issue, plus

                                    (Y) the  number of such Additional Shares of
Common Stock so issued.

For the purpose of the above calculation, the number of shares of Common Stock outstanding shall be calculated on a fully diluted basis, as if all shares of Preferred Stock and all other Convertible Securities had been fully converted into shares of Common Stock immediately prior to such issuance, and any outstanding warrants, options or other rights for the purchase of shares of stock or Convertible Securities had been fully exercised immediately prior to such issuance, and the resulting securities fully converted into shares of Common Stock, if so convertible as of such date. This calculation shall not include, however, any Additional Shares of Common Stock issuable with respect to shares of Preferred Stock, Convertible Securities or outstanding options, warrants or other rights for the purchase of shares or Convertible Securities, solely as a result of adjustment of the Conversion Price resulting from the issuance of Additional Shares of Common Stock causing such adjustment.

         The provisions of this Section 5(e)(iv) do not apply if the provisions of any of Section 5(b), (c) or (d) apply.

                               (V) DETERMINATION OF CONSIDERATION. The
consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

                                    (1) CASH, PROPERTY, AND OTHER CONSIDERATION.
Such consideration shall:

                                        (A) insofar as it consists of cash, be
computed as the aggregate amount of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends;

                                        (B) insofar as it consists of property,
services, or other consideration other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

                                        (C) in the event Additional Shares of
Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of the consideration so received, computed as provided in clauses (a) and (b) above, as is determined in good faith by the Board of Directors.

                                    (2) OPTIONS AND CONVERTIBLE SECURITIES. The
consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Options and Convertible Securities, shall be deemed to be the sum of the consideration paid for such Option or Convertible Security, if any, plus the lowest consideration per share then payable upon the exercise of Options, as set forth in the instruments relating to such Options or Convertible Securities, without regard to any provision contained therein designed to protect against dilution. If Options or Convertible Securities are issued together with other securities or instruments of the Corporation, the Board of Directors shall determine in good faith the amount of consideration paid for such Option or Convertible Securities.

                  (F) CERTIFICATE AS TO ADJUSTMENTS. In each case of an adjustment or readjustment of the Conversion Price of the Preferred Stock, the Corporation will furnish each holder of the Preferred Stock with a certificate prepared by the Chief Financial Officer of the Corporation showing such adjustment or readjustment and stating in detail the facts upon which such adjustment or readjustment is based.

                  (G) EXERCISE OF CONVERSION PRIVILEGE. To exercise its conversion privilege, a holder of Preferred Stock shall surrender the certificate(s) representing the shares being converted to the Corporation at its principal office, accompanied by written notice to the Corporation at that office that such stockholder elects to convert such shares (a "Conversion Notice"). The Conversion Notice also shall state the name(s) and address(es) in which the certificate(s) for shares of Common Stock issuable upon such conversion shall be issued. The certificate(s) for shares of Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when the Conversion Notice is received by the Corporation together with the certificate(s) representing the shares of Preferred Stock being converted shall be the "Conversion Date." As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver to the holder of the shares of Preferred Stock being converted, or on its written order, such certificate(s) as it may request of the number of whole shares of Common Stock issuable upon the conversion of such shares of Preferred Stock in accordance with the provisions of this Section 5 and cash, as provided in

Section 5(h), in respect of any fraction of a share of Common Stock issuable upon such conversion. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as a holder of the converted shares of Preferred Stock shall cease and the person(s) in whose name(s) any certificate(s) for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder(s) of record of the shares of Common Stock represented thereby.

                  (H) CASH IN LIEU OF FRACTIONAL SHARES. No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Preferred Stock. Instead of any fractional shares of Common Stock that otherwise would be issuable upon conversion of a series of Preferred Stock, the Corporation shall pay to the holder of the shares of Preferred Stock that were converted a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the Fair Market Value price per share of the Common Stock at the close of business on the Conversion Date. "Fair Market Value" shall mean (i) in the case of a security listed or admitted to trading on any securities exchange, the last reported sale price, regular way (as determined in accordance with the practices of such exchange), on such day, or if no sale takes place on such day, the average of the closing bid and asked prices on such day (and in the case of a security traded on more than one national securities exchange, at such price or such average, upon the exchange on which the volume of trading during the last calendar year was the greatest), (ii) in the case of a security not then listed or admitted to trading on any securities exchange, the last reported sale price on such day, or if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reputable quotation service designated by the Corporation, (iii) in the case of a security not then listed or admitted to trading on any securities exchange and as to which no such reported sale price or bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reputable quotation service, or the Wall Street Journal, or if there are no bids and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 30 days prior to the date in question) for which prices have been so reported, and (iv) in the case of a security determined by the Corporation's Board of Directors as not having an active quoted market or in the case of other property, such fair market value as shall be determined by the Board of Directors. The determination as to whether any fractional shares are issuable shall be based upon the total number of shares of Preferred Stock being converted at any one time by any holder thereof, not upon each share of Preferred Stock being converted.

                  (I) RESERVATION OF COMMON STOCK. The Corporation at all times shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as from time to time shall be sufficient to effect the conversion of all outstanding shares of the Preferred Stock.


         SECTION 6. RESTRICTIONS AND LIMITATIONS; VOTING AS A CLASS. So long as any shares of Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Articles of Incorporation, the Corporation will not take any of the following actions without the affirmative vote or consent (with each share of Preferred Stock being entitled to one vote) of the holders of at least seventy-five percent (75%) of the outstanding shares of the Preferred Stock, given in writing or by resolution adopted at a meeting called for such purpose:

                  (A) amend the Articles of Incorporation or Bylaws of the Corporation if such amendment would:

                           (I) reduce the Dividend Rate on the Preferred Stock provided for herein, make such dividends noncumulative, defer the date from which dividends will accrue, cancel accrued and unpaid dividends, or change the relative seniority rights of the holders of the Preferred Stock as to the payment of dividends in relation to the holders of any other capital stock of the Corporation;

                           (II) reduce the amount payable to the holders of the Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or change the relative seniority of the liquidation preferences of the holders of the Preferred Stock;

                           (III) reduce the Redemption Price specified in
         Section 7 hereof with respect to the Preferred Stock;

                           (IV) cancel or modify the conversion rights of the Preferred Stock provided for in Section 5 hereof; or

                           (V) adversely  affect any of the rights, preferences
or privileges provided for herein for the benefit of any shares of Preferred Stock; provided that no issuance of equity securities which shall have been approved under Section 6(d) hereof (or which does not require approval under such Section 6(d)) shall be deemed to have such an adverse effect.

                  (B) redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock otherwise than by redemption of Preferred Stock in accordance with Section 7 hereof or by conversion in accordance with Section 5 hereof;

                  (C) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Junior Stock, except for (i) a purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Corporation or any subsidiary, or (ii) the purchase of up to 125,000 shares of Common Stock (as adjusted for stock splits or stock dividends) pursuant to the "Put Option" contained in the Asset Purchase Agreement dated as of December 3, 1997, by and among the Corporation and the parties thereto.

                  (D) authorize or issue, or obligate itself to issue, any other equity security (i) senior to or on a parity with the Preferred Stock as to dividend rights or redemption rights or liquidation preferences or (ii) which entitles the holders thereof to voting rights equal to at least twenty percent (20%) of the outstanding voting power of all capital stock of the Corporation or to elect directors which constitute twenty percent (20%) or more of the Board of Directors;

                  (E) effect any sale, lease, assignment, transfer, or other conveyance of all or substantially all of the assets of the Corporation or any of its subsidiaries, or any consolidation or merger involving the Corporation or any of its subsidiaries, except (i) merger with wholly-owned subsidiary of the Corporation, (ii) a mere reincorporation transaction, or (iii) a merger pursuant to which the Corporation is the surviving entity and the capitalization of the Corporation remains unchanged, or (iv) upon an election by the holders of Preferred Stock pursuant to Section 3(b) hereof;

                  (F) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock (which shall not prohibit the increase or decrease by the Corporation of the total number of authorized shares of preferred stock); or

                  (G) effect any change in the rights or limitations of the Common Stock, or any recapitalization of the Corporation.

         SECTION 7. REDEMPTION.

                  (A) REDEMPTION AT THE OPTION OF THE CORPORATION. Shares of Preferred Stock shall not be redeemable by the Corporation at any time prior to the second anniversary of the Original Issue Date. On and after the second (2nd) anniversary of the Original Issue Date, at the option of the Corporation, the Corporation may fix a date (the "Redemption Date") on which it shall redeem all (but not less than all) of the then outstanding shares of Preferred Stock by paying in cash, out of funds legally available therefor, to the holders thereof and in respect of each such share of Preferred Stock, the Redemption Price (as defined below), (i) at any time prior to the fifth anniversary of the Original Issue Date but only in the event that the average bid price of the Common Stock of the Corporation exceeds Nine Dollars ($9.00) per share (without giving effect to any stock splits, stock dividends or recapitalizations after the Original Issue Date), with respect to each of the twenty (20) consecutive Trading Days (as defined below) immediately preceding the date of the Redemption Notice (as defined in Section 7(b) below), or (ii) at any time after the fifth anniversary of the Original Issue Date. A holder of Preferred Stock may elect, by written notice delivered to the Corporation not less than ten (10) days prior to the Redemption Date, to waive its right to have redeemed all (but not less than all) of the shares of Preferred Stock held by such holder which are eligible to be redeemed on such Redemption Date, provided that on such Redemption Date each such share of Preferred Stock which is not redeemed shall be converted automatically into shares of Common Stock at the Conversion Price then in effect on such Redemption Date. The term "Trading Day" shall mean any day other than Saturday or Sunday on which national securities exchanges are open for trading and trades in Corporation Common Stock occur. The term "Redemption Price" shall mean an amount per share equal to (A) for any redemption pursuant to clause (i) above, the Preference Amount (determined as provided in Section 3(a) hereof); and (B) for any redemption pursuant to clause (ii) above, One Hundred Five Dollars ($105.00) plus an amount equal to all the accrued but unpaid Preferred Dividends (whether or not declared), and the amount equal to all interest, if any, on any Preferred Dividends in arrears, in each case to the Redemption Date.

                  (B) PROCEDURES FOR REDEMPTION OF PREFERRED STOCK. At least thirty (30) days but not more than forty-five (45) days prior to the Redemption Date the Corporation shall mail a written notice, first class postage prepaid, to each holder of record at the close of business on the business day preceding the day on which notice is given, of the Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such holder of the redemption to be effected, specifying (i) that all shares of Preferred Stock shall be redeemed from such holder, (ii) the Redemption Date,
(iii) the Redemption Price, (iv) the place at which payment may be obtained, (v) advising such holder of its right to elect to waive its right to have all (but not less than all) such shares redeemed and that, if such election is made, such shares of Preferred Stock which are not redeemed shall be converted automatically into shares of Common Stock at the Conversion Price then in effect (setting forth such Conversion Price), and (vi) calling upon such holder to surrender to the Corporation, in the manner and at the place designated, its certificate or certificates representing the shares to be redeemed (the "Redemption Notice"). On or after the Redemption Date, each holder of Preferred Stock to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. From and after each Redemption Date, unless there shall have been a default in payment of the Redemption Price, any shares of Preferred Stock redeemed on such Redemption Date shall not be entitled to any further rights as Preferred Stock and shall not be deemed outstanding for any purpose. If the funds of the Corporation legally available for redemption of shares of Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon the number of shares of Preferred Stock held by each such holder. The shares of Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Preferred Stock such funds will be used immediately to redeem the balance of the shares which the Corporation has become obliged to redeem on any Redemption Date, but which it has not redeemed, it being understood that any such redemption shall not constitute a waiver by a holder of Preferred Stock of any rights derived from the failure to redeem on the Redemption Date.

         SECTION 8. NO REISSUANCE OF CONVERTIBLE PREFERRED STOCK; STATUS OF STOCK. No share of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion, or otherwise shall be reissued, and all such shares shall be restored to the status of authorized but unissued shares of preferred stock, without designation as to rights, limitations or preferences.

         SECTION 9. NO DILUTION OR IMPAIRMENT. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Preferred Stock set forth herein, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Preferred Stock against dilution or other impairment.

         SECTION 10. NOTICES OF RECORD DATE. In the event of any:

                  (A) taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or

                  (B) capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger, consolidation, or share exchange of the Corporation, or any transfer of all or substantially all the assets of the Corporation to any other corporation, or any other entity or person; or

                  (C) voluntary or involuntary dissolution, liquidation, or winding up the Corporation;

then and in each such event the Corporation shall mail or cause to be mailed to each holder of Preferred Stock a notice specifying (i) the record date for such dividend, distribution, or right and a description of such dividend, distribution, or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, share exchange, dissolution, liquidation, or winding up is expected to become effective, and (iii) the time, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, share exchange, dissolution, liquidation, or winding up. Such notice shall be mailed at least ten (10) days prior to the date specified in such notice on which such action is to be taken.